Exhibit 8.1

Subsidiaries of Can-Fite BioPharma Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of September 9, 2013.

Jurisdiction of
Name of Subsidiary	Incorporation

OphthaliX Inc.	Delaware

Eye-Fite Limited	Israel

Ultratrend Limited	United Kingdom